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15046991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC

ANNUAL AUDITED REPORT Processing
FORM X-17A-5   Section
PART III   FEB 27 2015

SEC FILE NUMBER
8 - 53684

FACING PAGE Washington DC
404
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2014____ AND ENDING ____12/31/2014____
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Strategic Advisors, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 W. 7th Street, Suite 300
 (No. and Street)

Fort Worth   TX   76107
 (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Crawford   817-877-9980
                                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____**Brad A. Kinder, CPA**____
 (Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Jeff Crawford_____ ., swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Western Strategic Advisors, L.L.C._____, as of
December 31_____, 2014__, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a
customer, except as follows:

NONE

MARLA ERWIN
Notary Public, State of Texas
My Commission Expires
January 15, 2019

Notary Public

Signature

Title

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

. **For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Western Strategic Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Western Strategic Advisors, L.L.C. (a Texas limited liability company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Western Strategic Advisors, L.L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Strategic Advisors, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Western Strategic Advisors, L.L.C.'s financial statements. The supplemental information is the responsibility of Western Strategic Advisors, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
February 26, 2015

1

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 539,888
Commissions receivable	4,972
Total Assets	$ 544,860
LIABILITIES & MEMBER'S EQUITY	
Liabilities	$ -
Member's equity	544,860
Total Liabilities and Member's Equity	$ 544,860

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Income
For the Year Ended December 31, 2014

REVENUES		
Securities commissions	$	87,930
Merger and acquisition fees		5,910
Interest income		1,531
Total Revenues		95,371
EXPENSES		
Management fees		43,292
Professional fees		20,125
Regulatory fees		31,846
Total Expenses		95,263
Net Income	$	108

3

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance at January 1, 2014	$	544,752
Net Income		108
Balance at December 31, 2014	$	544,860

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	108
Adjustments to reconcile net income to net cash		
used in operating activities:		
Changes in operating assets and liabilities		
Increase in commissions receivable		(240)
Net cash used in operating activities		(132)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
Net decrease in cash		(132)
Cash at beginning of year		540,020
Cash at end of year	$	539,888

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

There was no cash paid for income taxes or interest during the year.

See notes to financial statements.

WESTERN STRATEGIC ADVISORS, L.L.C.
Notes to Financial Statements
As of and For the Year Ended December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

Western Strategic Advisors, L.L.C., (the Company) was organized as a Texas limited liability company, effective September 2002, resulting from a conversion from a Texas limited liability partnership. The Company is a wholly-owned subsidiary of Western Commerce Group, L.L.C. (Parent), a Texas limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company's operations consist primarily of securities transactions selling mutual funds, variable annuities and variable life insurance. The Company is also in the business of merger and acquisition consulting.

(b) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(c) Fair Value of Financial Instruments

The Company's financial asset amounts reported in the statement of financial condition are short term in nature and approximate fair value.

(d) Revenue Recognition

Securities commissions and related expenses are recorded on a trade date basis. Merger and acquisition revenue is recognized during the period the revenue is earned and determinable.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Income Taxes

The Company is included in the partnership return of its Parent for federal income tax purposes, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual members of the Parent, therefore, there is no provision for federal income taxes. The Company is subject to state income taxes.

As of December 31, 2014, open federal tax years subject to examination include the tax years December 31, 2011 to December 31, 2013.

(f) Concentration of Credit Risk

Financial instruments that subject the Company to concentration of credit risk consist of cash accounts in a financial institution. Cash exceeding federally insured limits totaled approximately $290,000 at December 31, 2014.

(g) Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $544,860, which was $539,860 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

3. RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF SERVICES

The Company is under the control of and economically dependent on its Parent and another related entity, Western Research & Management, L.L.C. (WRM). The Company has a concentration of services provided by WRM. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and WRM were not consummated on terms equivalent to arms length transactions.

The Company entered into a facilities and services agreement with WRM, effective January 1, 2014 for a one year term, automatically renewable, unless cancelled by either party. Under this agreement, WRM allocates a portion of expenses incurred by WRM to the Company, including rent, office equipment and supplies, telephone, salaries and other administrative and overhead expenses. The expense allocation may be revised quarterly. For the year ended December 31, 2014, the Company incurred $12,042 in fees related to this agreement. In addition, the Company paid WRM $31,250 in discretionary management fees related to services provided to the Company. These amounts incurred to WRM totaled $43,292 and are reflected as management fees in the accompanying statement of income.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 26, 2015, the date which the financial statements were available to be issued.

Schedule I
WESTERN STRATEGIC ADVISORS, L.L.C.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total member's equity qualified for net capital	$ 544,860
Deductions/charges	
Non-allowable assets:	-
Total deductions/charges	-
Net capital before haircuts on securities positions	$ 544,860
Haircuts on securities:	-
Net Capital	$ 544,860
Aggregate indebtedness	-
Total aggregate indebtedness	-
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness	$ 5,000
Net capital in excess of minimum requirement	$ 539,860
Ratio of aggregate indebtedness to net capital	0 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Western Strategic Advisors, L.L.C. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying report of independent registered public accounting firm.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Western Strategic Advisors, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Western Strategic Advisors, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Strategic Advisors, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) Western Strategic Advisors, L.L.C. stated that Western Strategic Advisors, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Strategic Advisors, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Strategic Advisors, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad a. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 26, 2015

WESTERN STRATEGIC ADVISORS, L.L.C.

Exemption Report

Western Strategic Advisors, L.L.C. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Western Strategic Advisors

I, Jeff Crawford, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Executive Vice President

February 26, 2015